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                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20249

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Fluor Daniel GTI, Inc.
            ------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, Par Value $.001
            ------------------------------------------------------
                         (Title of Class of Securities)

                                   34386C-10-6
            -------------------------------------------------------
                                 (CUSIP Number)

                  Raymond M. Bukaty, Esq., Fluor Corporation
                    3353 Michelson Drive, Irvine, CA  92698
                                  (714) 975-6692
            --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 11, 1996
            --------------------------------------------------------
            (Date of Event which Requires Filings of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________               SCHEDULE 13D               _________________
CUSIP No. 34386C-10-6                                          Page 2 of 6 Pages
_____________________                                          _________________
________________________________________________________________________________
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FLUOR CORPORATION
     95-0740960
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                             (a)  [X]
                                              (b)  [_]
________________________________________________________________________________
     SEC USE ONLY
3
________________________________________________________________________________
     SOURCE OF FUNDS*
4
     WC
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                       [_]
________________________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     DELAWARE
________________________________________________________________________________
  NUMBER OF                 SOLE VOTING POWER
                 7
   SHARES                   0
                 _______________________________________________________________
BENEFICIALLY               SHARED VOTING POWER
                 8
  OWNED BY                 6,168,970
                 _______________________________________________________________
    EACH                   SOLE DISPOSITIVE POWER
                 9
 REPORTING                 0
                 _______________________________________________________________
  PERSON                   SHARED DISPOSITIVE POWER
                 10
   WITH                    6,168,970
________________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     6,168,970
________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12   SHARES*                                              [_]
________________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     62.2%
________________________________________________________________________________
     TYPE OF REPORTING PERSON
14
     CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_____________________               SCHEDULE 13D               _________________
CUSIP No. 34386C-10-6                                          Page 3 of 6 Pages
_____________________                                          _________________
________________________________________________________________________________
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FLUOR DANIEL, INC.
     95-2758280
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                  (a)  [X]
                                                   (b)  [_]
________________________________________________________________________________
     SEC USE ONLY
3
________________________________________________________________________________
     SOURCE OF FUNDS*
4
     WC, AF
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)   [_]
________________________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     CALIFORNIA
________________________________________________________________________________
  NUMBER OF                SOLE VOTING POWER
                 7
   SHARES                  0
                 _______________________________________________________________
BENEFICIALLY               SHARED VOTING POWER
                 8
  OWNED BY                 6,168,970
                 _______________________________________________________________
    EACH                   SOLE DISPOSITIVE POWER
                 9
 REPORTING                 0
                 _______________________________________________________________
  PERSON                   SHARED DISPOSITIVE POWER
                 10
   WITH                    6,168,970
________________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     6,168,970
________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12   SHARES*                                              [_]
________________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     62.2%
________________________________________________________________________________
     TYPE OF REPORTING PERSON
14
     CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_____________________               SCHEDULE 13D               _________________
CUSIP No. 34386C-10-6                                          Page 4 of 6 Pages
_____________________                                          _________________
________________________________________________________________________________
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FD ENGINEERS & CONSTRUCTORS, INC.
     95-3361207
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                  (a)  [X]
                                                   (b)  [_]
________________________________________________________________________________
     SEC USE ONLY
3
________________________________________________________________________________
     SOURCE OF FUNDS*
4
     WC, AF
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)   [_]
________________________________________________________________________________
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     CALIFORNIA
________________________________________________________________________________
  NUMBER OF                SOLE VOTING POWER
                 7
   SHARES                  0
                 _______________________________________________________________
BENEFICIALLY               SHARED VOTING POWER
                 8
  OWNED BY                 6,168,970
                 _______________________________________________________________
    EACH                   SOLE DISPOSITIVE POWER
                 9
 REPORTING                 0
                 _______________________________________________________________
  PERSON                   SHARED DISPOSITIVE POWER
                 10
   WITH                    6,168,970
________________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     6,168,970
________________________________________________________________________________
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12   SHARES*                                              [_]
________________________________________________________________________________
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
     62.2%
________________________________________________________________________________
     TYPE OF REPORTING PERSON
14
     CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

          The Schedule 13D, filed May 20, 1996 (the "Schedule 13D") of Fluor Corporation, FD Constructors & Engineers, Inc. and Fluor Daniel, Inc. (collectively, "Fluor"), is amended as follows:

     Item 2 of the Schedule 13D is supplemented in that Don L. Blankenship, the Chairman of the Board and CEO of A.T. Massey Coal Company, having the business address and principal occupation indicated in Item 2 of the Schedule 13D, has been elected and serves as a director of Fluor Corporation.

     Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a) As of May 10, 1996, Fluor Daniel was the record owner of 4,400,000 shares of New Common Stock, which represented 54.5% of the Company's outstanding New Common Stock, based upon 8,077,288 outstanding shares (before taking into account the payment of cash in respect of fractional shares in the Company recapitalization) as reported by the Company to Fluor Daniel on May 10, 1996. Under the Option Agreement, Fluor Daniel has the right to purchase up to 1,768,970 shares of New Common Stock ("Option Shares") at $13.1274 per share. Fluor Daniel may exercise such right to purchase such shares at any time during the period from December 11, 1996 through December 11, 1998. The recent range of prices per share of New Common Stock quoted on the NASDAQ National Market is below the per share price payable under the Option Agreement. Consequently, it is unrealistic under current market conditions to assume that Fluor Daniel would exercise its purchase rights under the Option Agreement. As of October 31, 1996, the Company had 8,155,832 shares of New Common Stock outstanding. Assuming Fluor Daniel fully exercised its purchase rights under the Option Agreement and the Company issued an additional 1,768,970 shares of New Common Stock in connection with such exercise, Fluor Daniel's 6,168,970 shares would represent 62.2% of the Company's outstanding shares of New Common Stock after giving effect to such issuance.

(b) FD Engineers shares the power, in its capacity as the direct parent of Fluor Daniel, to direct the vote and direct the disposition of the New Common Stock directly owned by Fluor Daniel. Fluor shares the power, in its capacity as the direct parent of FD Engineers and the indirect parent of Fluor Daniel, to direct the vote and disposition of the New Common Stock directly owned by Fluor Daniel.

(c) Fluor Daniel acquired its shares of New Common Stock from the Company pursuant to the Investment Agreement. In connection with the Investment Agreement, Fluor Daniel acquired its rights under the Option Agreement upon the execution and delivery of such agreement and the payment of $1,650,000.

                               Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 1996

Fluor Corporation                            Fluor Daniel, Inc.


By:    /s/ LAWRENCE N. FISHER                By:   /s/ LAWRENCE N. FISHER
   --------------------------------------       --------------------------------
       Lawrence N. Fisher, Senior                  Lawrence N. Fisher, Vice
       Vice President-Law & Secretary              President-Law & Secretary

                                             FD Engineers & Constructors, Inc.


                                             By:   /s/ LAWRENCE N. FISHER
                                                --------------------------------
                                                   Lawrence N. Fisher, Secretary

                               Page 6 of 6 Pages